Exhibit 99.6

Dear Shareholders,

The goal of every biotechnology company is to ultimately offer a product of medical benefit to patients. With that goal always firmly in mind, Transition’s strategy has been to (a) leverage our internal strengths, (b) partner to access expertise and infrastructure for later stage development, and (c) expand our development pipeline with new drug candidates.

From the beginning, Transition’s core competence has been an expertise at drug development from the preclinical stage through to proof-of-concept clinical trials. This stage of development is particularly “leverage-able” as the activities performed are applicable across most disease indications, and successful outcomes can yield significant returns on initial investment. We also know that as drug candidates advance beyond this stage, increased investment and infrastructure is needed to support development. With pharmaceutical companies possessing established development teams and infrastructure, Transition has focused on partnering with the best-suited companies to fund and perform later stage development activities. As assets are partnered, Transition actively adds new drug candidates for our drug development group to advance.

This strategy has allowed Transition to have a development pipeline with drug candidates across all stages of clinical development. Each drug candidate is being developed to address a large disease indication. Development of earlier stage candidates is being performed and funded by Transition. Pharmaceutical partners are funding and performing development of later stage candidates, with Transition potentially receiving milestone payments and royalties as these candidates advance.

I am pleased to report that there has been significant activity for all development programs, including the commencement of two large Phase 2 clinical studies of ELND005 by our partner Elan, clinical results from our proof-of-concept study of TT401 and the assumption of all rights to that program by Lilly, and the addition of a new osteoarthritis program, TT-601. In addition, Transition completed a private placement financing of US$11 million which will provide funding beyond the next two years.

ELND005 for Neuropsychiatric Disorders

During fiscal 2013, our licensing partner, Elan Pharmaceuticals took significant steps toward developing ELND005 as a treatment for neuropsychiatric disorders. There is both mechanistic and clinical evidence supporting ELND005’s therapeutic role in these disease indications. From a mechanism of action perspective, ELND005 has been shown to reduce brain levels of a chemical called myo-inositol by more than 40%. There are studies in the literature that show 15-20% reductions of myo-inositol levels are associated with reduced mood and behavioural changes. The ELND005 Phase 2 clinical study completed in mild to moderate Alzheimer’s Disease (AD) patients also showed that ELND005 treated patients had decreased severity of agitation and aggression. As well, ELND005 treated AD patients had reduced emergence of multiple neuropsychiatric symptoms including depression, anxiety and agitation and aggression.

Focusing on neuropsychiatric disorders, our licensing partner Elan is performing and funding two large Phase 2 clinical studies: a Phase 2 study in 400 bipolar disorder patients and a Phase 2 study in 400 AD patients with agitation and aggression. Bipolar disorder affects nearly 3.5 million patients in the US and EU. Maintenance therapies are an important pharmaceutical approach to reduce mood swings to depressive and manic episodes. The Phase 2 clinical study in bipolar patients will evaluate ELND005 effects at prolonging the time to the occurrence of a mood episode. This study began in August 2012, with each patient’s participation expected to be up to 48 weeks following enrolment.

The second neuropsychiatric trial is a Phase 2 clinical study of ELND005 in the treatment of agitation and aggression in AD. It is estimated that 60% of all AD patients worldwide will experience agitation and aggression. For caregivers, these behaviours are often the reason for deciding to move their loved one into a facility that can provide more intensive care. These decisions have a significant impact on the lives of patients and caregivers, both emotionally and financially. The FDA recognizes the impact of the neuropsychiatric symptoms of agitation and aggression and granted ELND005 fast track designation in July 2013. This study commenced in November 2012, with each participant expected to receive a three-month regimen of ELND005 or placebo.

Subsequent to our fiscal year end, Elan continued to broaden the application of the ELND005 drug candidate. In September 2013, the dosing of the first patient in a Phase 2a study of ELND005 in Down Syndrome was announced. While the primary outcomes of this smaller study are safety and pharmacokinetics in persons with Down Syndrome, the study will also measure selected cognitive and behavioral endpoints. This study will provide important data for any potential next steps in the development of ELND005 for Down Syndrome.

We also note that Perrigo Company has entered into a definitive agreement to acquire Elan Pharmaceuticals, our ELND005 licensing partner. Perrigo is a leading global healthcare supplier that develops, manufactures and distributes OTC and generic prescription pharmaceuticals, infant formulas, nutritional products, active pharmaceutical ingredients and pharmaceutical and medical diagnostic products. As the results are generated from these ELND005 Phase 2 clinical studies in the coming quarters, we look forward to working closely with Perrigo to support all development efforts of ELND005.

TT-401 for Type 2 Diabetes

TT-401 is a once-weekly administered peptide being developed for the treatment of type 2 diabetes and accompanying obesity. This drug candidate was in-licensed from Lilly in March 2010, and Transition has been funding and performing TT-401 development since that time. During fiscal 2013, Transition achieved a number of significant milestones in the advancement of this drug candidate. Transition performed a proof-of-concept clinical study of TT-401 in obese diabetics and obese non-diabetics over a five-week period. The key findings in the study were that TT-401 treatment resulted in significant improvements in glycemic control and reductions in body weight relative to baseline. Following the completion of this study, Lilly exercised its earliest right to assume all further development and commercialization rights of TT-401.

In exercising the option to assume all TT-401 rights, Lilly also paid Transition a US$7 million milestone payment. Under the option exercise, Lilly will perform and fund all future development and commercialization activities. Transition will provide one-time funding of US$14 million during the performance of the TT-401 Phase 2 study by Lilly. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

Throughout our collaboration, Lilly has shown a strong commitment to the development of TT-401. Their world-class clinical development team will be performing the Phase 2 efficacy study together with parallel development work to prepare TT-401 for the next stages of development.

TT-601 for Osteoarthritis

Subsequent to the fiscal year end, Transition announced the in-licensing of a new program from Lilly for the treatment of osteoarthritis. This continues the Company’s strategy of expanding our development pipeline to add new opportunities for growth and value creation. As with our current development programs for AD, bipolar disorder and diabetes, TT-601 aims to provide an important new therapeutic alternative for a large disease indication. Osteoarthritis (OA) is the most common form of arthritis which affects approximately 27 million Americans. The disease is a chronic condition that results in the degradation of cartilage, the part of the joint that cushions the ends of the bones and allows easy movement. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint. There is currently no cure for OA. Available therapeutics focus on pain relief and include acetaminophen, NSAIDs, and opioids.

The TT-601 drug candidate is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 is an orally administered small molecule that has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of 2014.

Looking Ahead

The Company is well positioned for value creation in the near term. As we look ahead, there will be clinical results from four large Phase 2 clinical studies in agitation and aggression in Alzheimer’s disease, bipolar disorder and Down Syndrome with ELND005 and type 2 diabetes with TT-401. These studies aim to meet significant medical needs in disease indications that affect millions of patients. Positive outcomes have the potential to be transformative to Transition.

The recently completed financing has strengthened our cash position and operationally, the Company will look to advance the next wave of potential partnered programs. The first will be TT-601 for OA and the Company will look to add one or potentially two additional programs over the next year.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. We look forward to reporting on these events over the next year and thank our shareholders for their commitment, continued support and confidence.

Tony Cruz
Chairman and Chief Executive Officer
Transition Therapeutics Inc.